[OTTO LAW GROUP LETTERHEAD]




                                  April 5, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Dale Welcome and John Cash

Dear Sirs:

      We are legal counsel to Nannaco, Inc.: the registrant. We are in receipt of your comment letter dated March 31, 2005 in which letter you ask registrant to reply to several comments made by the Staff regarding registrant's recently filed reports under the Securities Exchange Act of 1934. Find below registrant's responses to the comments. We will fax this letter and attachments to you at the number indicated on your fax cover sheet to registrant. We will file this letter, without attachments, via EDGAR designating the form "CORRESP".

      When you have reviewed registrant's responses and if you have further comments or questions, please contact us. If you have no further comments or questions please advise us and we will proceed to immediately file the amended reports called for by your letter as the responses have been proposed by registrant.


                FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

General

Comment 2.

Please file Form 8-K (Item 1.02) to report the termination of the Agreement and Plan of Merger between you and Red Alert...

Response:

Please refer to our Form 10-QSB/A filed on or about August 25, 2004 containing disclosure re the termination agreement between Red Alert and us. Also, please note that the termination agreement is attached to that form as an exhibit


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(Exhibit 10.5). As we read the instructions and descriptions of information required on Form 10-QSB, we are not required to file a Form 8-K for an event that is otherwise disclosed in another report filed with the Commission. Specifically, please see the description of the information required for " Item
5. Other Information. (a)..." We note that the subject Form 10-QSB was filed August 25, 2004 and the Termination Agreement is dated August 16, 2004.

Comment 2. (cont'd)

In addition, you should also consider filing Form 8-K ( Item 8.01) for the press release you issued on March 2, 2005 to announce your execution of a letter of intent to acquire Global Defense Corporation.

Response:

We call the commission's attention to the press release issued March 2, 2005 and specifically the language in the release that states that the letter of intent is non-binding and that the description contained in the release was merely an outline of the terms of the proposed transaction.

We have considered whether to re-publish this press release by filing it as an exhibit to a Form 8-K and decline on the basis that such re-publication may give more attention to the subject press release than it otherwise should receive.


Management's Discussion and Analysis

Overview of Company, Page 10

Comment 3.

Since you have not had any operating revenue during both the fiscal year and the most current interim period, please describe the Company's plan of operation for the next twelve months in accordance with Item 303 (a) of Regulation S-B.

Response:

Attached find Rider #1 containing language we propose to insert by amendment to the Form 10-KSB for the period ending September 30, 2004 and the Form 10-QSB for the period ending December 31, 2004, and to be included in all future filings until the information is no longer accurate. We have, under seperate cover and via fax submitted marked-up pages of the MD&A of each of those forms showing the place in the report we intend to insert the disclosure contained in Rider #1.

Comment 3. (cont'd)


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Additionally, please discuss, as applicable, any off-balance sheet arrangements as required by Item 303 (c) of Regulation S-B.

Response:

We do not have any "off-balance sheet arrangements" required by Item 303(c) to be disclosed. We propose to affirmatively make that statement at the place indicated on a marked-up page we have transmitted under separate cover via fax. See Rider #1.

Liquidity and Capital Resources, page 15

Comment 4.

You have indicated that approximately $1.2 million of stock was issued for legal and professional services during the year ended September 30, 2004. Please supplementally tell us the nature of the services being provided.

Response:

Attached find Supplemental Response #1 which is being transmitted via fax under separate cover in which response we fully discuss the services accounted for and rendered to the registrant, and the liquidated value of the stock received in payment thereof.

Item 8A -- Controls and Procedures, page 20

Comment 5.

It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective as of September 30, 2004. Please amend your Form 10-KSB to address your officer's conclusions regarding effectiveness of your disclosure controls and procedures.

Response:

Attached find a marked-up page containing language to the effect that our disclosure controls and procedures are effective at September 30, 2004, to be filed by amendment at the appropriate place at Page 20. We are transmitting the mark-up page under separate cover via fax.


               FORM 10-QSB FOR THE PERIOD ENDED DECEMBER 31, 2004


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General

Comment 6. Please supplementally provide us with a rollforward of your shares outstanding as of December 31, 2004 (793,563 shares) to your shares outstanding at February 22, 2005 (44,543,563 shares).

Response:

Attached find Supplemental Response #2 which is being transmitted via fax under separate cover in which response we fully identify the issuances accounting for the change in shares outstanding from December 31, 2004 to February 22, 2005. We note that all such shares were either issued pursuant to registration statements or to an officer of the company for services rendered and to be rendered.

Financial Statements

Note 9 -- Subsequent Event, page 21

Comment 7.

You have indicated that approximately $1.5 million of stock was issued for legal and professional services in February 2005. Please supplementally tell us the nature of the services being rendered.

Response:

Attached find Supplemental Response #3 which is being transmitted via fax under separate cover in which response we identify the services accounted for and rendered to the registrant, and the market value of the stock received in payment therefor, but not the actual liquidated value of the proceeds from the sale of the stock.

Item 3A -- Controls and procedures, page 26

Comment 8.

You have disclosed that the disclosure controls and procedures are effective "as of the filing of this report on Form 10-QSB." Please amend your Form 10-QSB to state your disclosure controls and procedures were effective as of the end of the period covered by the report.

Response:

We will amend our report to state that our disclosure controls and procedures are effective "as of December 31, 2004."

End of Responses to Comments.


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         In further response to your letter dated March 31, 2005, we advise you that we are providing supplementally via fax a statement from the company containing the acknowledgments set forth in your letter.

         Please review this letter and the submissions as stated and advise how we may further improve the disclosures of our client.

         Please contact Tracy M. Shier at (206) 262-9545 or in his absence Todd Van Siclen at the same number.


                                                Very truly yours,

                                                /s/ Tracy M. Shier

                                                Tracy M. Shier


Encl. as stated
CC:


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